April 23, 2014	James P. Gerkis Member of the Firm d 212.969.3135 f 212.969.2900 jgerkis@proskauer.com www.proskauer.com

VIA EDGAR

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RCS Capital Corporation Amendment No. 2 to the Registration Statement on Form S-1 Filed April 21, 2014 File No. 333-193925

Dear Mr. Vaughn:

On April 21, on behalf of RCS Capital Corporation, a Delaware corporation (the “Company”), we transmitted for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-193925) of the Company (the “Registration Statement”), and the Company’s responses (the “April 21 Response”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 11, 2014 (the “April 11 Letter”).

In the April 21 Response, we stated that we would respond to your comments 33, 34 and 38 contained in the April 11 Letter by separate letter. This letter also contains a revised response to your comment 22 that corrects our response in the April 21 Response.

For convenience of reference, comments 22, 33, 34 and 38 contained in the April 11 Letter are reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the April 11 Letter, and are followed by the corresponding response of the Company.

The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of Amendment No. 2. Terms used and not otherwise defined in this letter that are defined in the Registration Statement shall have the respective meanings set forth in the Registration Statement. All references in this letter to “we,” “our” and “us” refer to the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

April 23, 2014

22.	Please refer to our prior comment 50. We note your revised disclosures; however we could not find specific disclosure addressing how you are accounting for the excess of the $30.5 million in consideration transferred to your parent over the $177 million your parent paid to acquire First Allied. Therefore, as previously requested revise your disclosures here, as well as on page 108, to separately quantify the difference of $30.5 million, explain the basis for the difference, and clearly disclose how you are accounting for it.

The disclosure in The Pending Acquisitions and in Relationships and Related Party Transactions under the heading ‘‘The First Allied Acquisition’’ on pages 110 and 151, and the disclosure in Note 49 on page F-14 has been revised to reflect the calculation of the effective cost of the First Allied acquisition. We advise you supplementally that the $30.5 million differential was based on a value of $207.5 million, which was the valuation determined by the Company for the equity of First Allied, and the number of shares of Class A common stock to be issued as consideration, which is 11,264,949 shares as determined based on the VWAP of $18.35 per share on January 15, 2014, the day prior to the announcement of the Cetera merger agreement. The $30.5 million differential is not reflected in Note 49 because (i) the $177.0 million effective cost does not represent the historical cost to the Company for financial reporting purposes, which is $136.9 million, and (ii) the purchase price paid by the Company in Note 49 is computed based on the closing price of $34.22 per share of our Class A common stock on April 17, 2014. As a result, Note 49 reflects an excess purchase price over historical cost of $248.6 million. The amount of this excess will depend on the market price of our Class A common stock on the date the First Allied acquisition closes.

RCS Capital Corporation and Subsidiaries, page F-53
Note 9. Earnings Per Share, page F-65

33.	Please address the following regarding your response to our prior comment 70:

•	In your response you state that the LTIP units represent ownership units in a subsidiary. Please tell us and revise to more clearly disclose how you considered the requirements of ASC 260-10-45-11A when concluding that the existence of these units would not impact your earnings per share. In this regard, it appears that the LTIP units may constitute a minority interest ownership in your subsidiary that should be reflected in diluted earnings per share.

April 23, 2014

•	Regardless of your conclusion about whether the LTIP units should be included in your basic or diluted EPS, revise Note 9 to discuss in detail the existence, terms, and potential dilutive impact of the LTIP units.

The initial 3,975,000 LTIP Units in the operating subsidiaries were issued to RCS Capital Management by the Company and each of its operating subsidiaries in connection with the 2013 Multi-Year Outperformance Agreement (the “OPP”), which became effective on June 10, 2013. Effective February 11, 2014, a reorganization took effect wherein the 3,975,000 LTIP Units (1,325,000 Units per operating subsidiary) were exchanged for 1,325,000 LTIP Units in the newly created subsidiary of the Company called RCS Holdings, LLC (“RCS Holdings”). RCS Holdings now holds the interests of the three operating subsidiaries. The percentage interests of the LTIP Units and all of the rights and privileges of the LTIP units remained the same as a result of the reorganization. The purpose of the OPP is to provide additional compensation and the potential for shareholder equivalent rewards in the form of stock price appreciation in exchange for services rendered to the Company. The LTIP Units are subject to forfeiture provisions, if the Company does not achieve the Peer Group Performance Metric as of the final valuation date (described in further detail below).

In connection with this response we believe it is helpful to define certain terms as they relate to our analysis.

•	Granted/outstanding: Under such terms the LTIP Unit holders have the right to receive minimum distributions in the form of dividends as further described in item 1 below.

•	Earned as of a Reporting Date: Refers to the achievement of the Peer Group Performance Metric as of any interim and or annual reporting date, calculated to determine if LTIP Units would have been earned as of such date if such date were a valuation date, including any date prior to any valuation date as further described in item 2 below.

•	Earned as of the Valuation Date: Represents earned LTIP Units as of each valuation date (valuation dates being the first, second and third anniversaries of June 4, 2013 (the “Commencement Date”) or June 4, 2014, June 4, 2015, and June 4, 2016). The amount of LTIP Units earned is based upon the formula as described under Section 3(b) of the OPP.

•	Economic Equivalency: Achieved at such time that the capital accounts of the LTIP Units are equal to the average capital account of the Class A and Class C Units. See our response to comment 34, which addresses circumstances under which the LTIP Units become economically equivalent.

April 23, 2014

•	Convertibility: Achieved at the point when the LTIP Units are earned and vested and such LTIP Unit holder’s capital accounts have attained economic equivalency with the Class A and Class C Units.

•	Vesting: One-third of the LTIP Units vest on each of the third, fourth and fifth anniversaries of the Commencement Date. For our analysis, vesting date provisions do not affect the computation of EPS since as of the final valuation date (June 4, 2016) all earned LTIP Units will be non-forfeitable, and vesting will only affect the timing of the LTIP Units becoming convertible. Accordingly, the Company is recognizing the expense over the period from the grant date through the final valuation date.

In accordance with ASC 505, the Company values the LTIP Units at each reporting date and records a corresponding expense for such amount over the performance period, which is three years. We have concluded that the LTIP Units should be accounted for under ASC 505 in the form of share-based compensation to non-employees. We have evaluated the criteria of the definition of an employee as noted in the Glossary of ASC 718 and have concluded that the individuals of RCS Capital Management do not meet the definition of employees of the Company. The Company neither exercises control nor has the right to exercise sufficient control over the individuals of RCS Capital Management and neither the Company nor the individuals of RCS Capital Management hold themselves out as employees of the Company. Finally, the individuals of RCS Capital Management perform similar services for various entities as to which RCS Capital Management or its affiliated entities act as advisor or manager, which may be within the controlled group. In addition, although ASC 718 allows for nonemployee directors to be treated as employees in certain circumstances, that requirement only applies to awards granted to nonemployee directors for their services as directors. Awards granted to those individuals for other services shall be accounted for as awards to nonemployees.

The LTIP Units contain rights to receive non-forfeitable dividends and, accordingly, are deemed to be participating securities and should be reflected in EPS in accordance with ASC 260. As of December 31, 2013 and for all periods in 2013, RCS Capital Management permanently waived all rights to allocable income and dividends due them through December 31, 2013 only. Such amount approximated $0.3 million as of and for the year ended December 31, 2013. Based upon this waiver event, the Company has appropriately excluded the participating rights of the LTIP Units in basic EPS since there was no impact to the Class A stockholders. The Company also evaluated the impact to diluted EPS of the LTIP Units as of December 31, 2013. Due to the fact that as of the reporting date the total annualized return as measured against the peer group was a negative 20.3% and the fact that economic equivalency was not achieved, such contingent convertible criteria was not met. As such, the LTIP Units were not deemed to be dilutive utilizing the if-converted method and were appropriately excluded from diluted EPS as of such date.

April 23, 2014

Our evaluation was based upon the guidance in ASC 260-10-45-44, since the LTIP Units are deemed to be contingently convertible instruments. Per an excerpt from ASC 260-10-45-44:

“Contingently convertible instruments shall be included in diluted EPS (if dilutive) regardless of whether the market price trigger has been met…Alternatively, if the instrument is convertible upon achieving both a market price trigger and a substantive non-market-based contingency, this guidance would not apply until the non-market-based contingency has been met.”

The condition for economic equivalency is deemed to be a substantive non-market-based contingency that has not been met as of December 31, 2013.

We initially believed that the guidance in ASC 260-10-45-48(b) was applicable as it related to the Peer Group Performance Metric on a standalone basis since the LTIP Units would be deemed earned when the Peer Group Performance Metric is met - as of a reporting date prior to a valuation date. Under such a scenario, the LTIP Units would be deemed to be contingently earned and therefore under ASC 260-45-48(b) we would consider such LTIP Units convertible into Class A common stock as part of diluted EPS for its dilutive effect relating to the distribution catch-up provision. However, since convertibility also requires economic equivalency, the LTIP Units are not deemed contingently convertible until both conditions are met. Therefore, ASC 260-10-45-48(b) would not apply until such time both conditions are met at a reporting date. After further review, we believe that, in substance, the LTIP Units are contingently convertible instruments rather than contingently issuable shares. The LTIP Units do not meet the definition of “shares whose issuance is contingent.” However, we do believe that the Peer Group Performance Metric on a standalone basis is potentially dilutive to the holders of Class A common stock because at the time they are deemed earned at a reporting date they are eligible to receive catch-up dividends. We believe that this scenario would only impact the numerator of diluted EPS as of a reporting date. As such, we believe as of the end of any reporting period that the Peer Group Performance Metric has been deemed to be met, the amount of catch-up dividends that may be payable in the future to the holder of yet to be earned LTIP Units should be disclosed in the EPS footnote as potential dilution to the Class A stockholders.

April 23, 2014

In addition, we have evaluated the guidance in ASC 260-10-45-11A and have appropriately excluded the income attributable to the non-controlling interest in the operating subsidiaries when computing basic EPS as of that date.

The LTIP Units were designed to provide the following:

1.	Minimum distributions in the form of dividends. The LTIP Unit holders are entitled to receive dividends at the rate of 10% of the per-unit declared dividends from the operating subsidiaries commencing on the effective date of the OPP. The LTIP Unit holders are allocated income in the amount equal to the dividend paid to them. As a result of this transaction, the net effect on their capital account is zero since 100% of the income allocated to LTIP Unit holders will be paid out in distributions. The balance of the income other than the income allocated to the LTIP Units is allocated to the Class B Units and Class A Units in proportion to their percentage interests. Prior to the exchange transactions, the majority of such income allocation would impact the Class B Unit holders which is reflected as non-controlling interest on the Company’s statement of financial condition, with the remaining portion allocated to the holders of Class A common stock (through their ownership of Class A Units of the operating subsidiaries).

Impact on EPS –

Example No. 1 attached to this letter as part of Schedule E shows the computation of basic and diluted EPS as of December 31, 2013. As shown in Example No. 1, there is no impact to basic EPS, because all rights to dividends on the LTIP Units were waived by RCS Capital Management. In addition, since the LTIP Units did not attain economic equivalence, they did not meet the requirements to be included in diluted EPS. As of March 31, 2014 and for all future reporting periods, such minimum distributions paid to the LTIP Unit holders will be deducted from net income allocable to holders of Class A common stock in the computation of basic EPS. Until such time the contingent convertibility criteria have been satisfied LTIP Units will be excluded from diluted EPS.

2.	As of the valuation date for each of the three years subsequent to the grant of such LTIP Units the LTIP Unit holders are eligible to earn a certain amount of the LTIP Units based upon a formula as defined in Section 3(b) of the OPP. The earning of the LTIP Units is contingent on the achievement of a total return as measured against a peer group of companies at a valuation date, and the convertibility is contingent upon the LTIP Units becoming earned and vested and the attainment of economic equivalency with the capital balance of the Class A and Class C Units of RCS Holdings (see response to comment 34, which addresses economic equivalency). For the LTIP Units earned as of a valuation date, the LTIP Unit holders are entitled to receive a catch-up amount of previously undistributed income equal to the remaining 90% of previously declared dividends. The income allocation of such catch-up amounts would be allocated exactly as noted above relating to the minimum distributions. As of the end of any reporting period that the peer group criterion has been deemed to be met, the amount of catch up dividends that may be payable in the future to the yet to be earned LTIP Unit holders will be disclosed in the EPS footnote as potential dilution to the Class A stockholders.

April 23, 2014

Impact on EPS –

Example No. 2 attached to this letter as part of Schedule E shows the computation of basic and diluted EPS for a hypothetical March 31, 2014 scenario. As shown in Example No. 2, if we assume that as of the end of the reporting period the Peer Group Performance Metric had been met, but the condition for economic equivalency has not been met, the minimum dividend paid to the LTIP Units is deducted from the net income to arrive at the undistributed income available for allocation. In addition, since the LTIP Units did not attain economic equivalence, they did not meet the requirements to be included in diluted EPS.

Example No. 3 attached to this letter as part of Schedule E shows the computation of basic and diluted EPS for a hypothetical June 30, 2014 scenario. As shown in Example No. 3, there are 440,000 LTIP Units that have been earned (hypothetical), and the dividends paid to the LTIP Units (both the minimum dividend to the unearned LTIP Units and the catch-up dividend to the earned LTIP Units) are deducted from the net income to arrive at the undistributed income available for allocation. In addition, since the LTIP Units did not attain economic equivalence, they did not meet the requirements to be included in diluted EPS.

Example No. 4 attached to this letter as part of Schedule E shows the computation of basic and diluted EPS if the LTIP Units were earned and achieved economic equivalence (hypothetical September 30, 2014 scenario). In this instance, all 1,325,000 LTIP Units were included in the diluted EPS computation since they have met the threshold to be deemed convertible.

We have revised the disclosure in Note 9 on page F-50 to reflect the existence, terms, and the potential dilutive impact of the LTIP Units, as required.

34.	Please refer to our prior comment 71. We note your response; however you have not supported how you determined that the LTIP units constituted an ownership interest in your operating subsidiary. Please provide the analysis as previously requested, and specifically discuss how you considered the following as part of that analysis:

April 23, 2014

•	the legal form of the units,

•	whether there are any voting rights associated with the units,

•	the liquidation rights of the units,

•	the distribution rights of the units,

•	the pre-emptive rights (drag-along / tag-along) of the units,

•	whether distributions are made in a proportionate fashion with other equity instruments,

•	the initial investment / risk of loss of capital,

•	whether the unit holder’s claims are subordinated to debt,

•	whether the ownership interest is transferable after vesting,

•	whether there is any interest retained upon termination of the agreement,

•	whether the LTIP units are subject to risk/rewards of ownership,

•	whether management’s intent is to provide ownership interest in entity,

•	whether there are any embedded puts or calls,

•	whether retention of the unit is tied to the continuation of the performance of duties under the management agreement,

•	whether the units have any creditor-like features (fixed redemption, etc.).

The Company considered the characteristics of the LTIP Units and concluded that they constituted ownership interests of the operating subsidiaries before the exchange transaction and constitute ownership interests in the operating subsidiaries and RCS Holdings, LLC (“RCS Holdings”), the intermediate holding company formed to own the operating subsidiaries following the exchange transactions, which occurred on February 11, 2014. The Company’s intent is to align the interests of RCS Capital Management with the Company’s shareholders’ interests by providing them the opportunity to share in the risk and rewards of residual ownership interests through the issuance of LTIP Units. The LTIP Units are designed to reward performance by allowing the LTIP Unit holders to initially share in minimum distributions based upon profits earned and to allow for catch-up distributions of undistributed profits once certain performance criteria are met in addition to reaping the benefit of stock price appreciation if and when converted into shares of Class A common stock. As part of its analysis, the Company considered the following characteristics of the LTIP Units in concluding that the LTIP Units constitute ownership interests:

April 23, 2014

•	RCS Holdings is a partnership for tax purposes. LTIP Units generally entitle their holder to a proportionate share of operating income as well as a share of the proceeds of the partnership in the event the partnership is liquidated. LTIP Units are structured so that the holder is only entitled to proceeds upon a liquidation of the partnership to the extent the value of the assets of the partnership increases subsequent to the date the LTIP Unit is issued. In addition, as described below, holders of LTIP Units are expected to be entitled to the benefits of stock ownership after they become convertible into Class A common stock.

•	LTIP Units have all the rights, privileges and obligations associated with Class A Units in the operating subsidiaries, including the right to distributions of profits.

•	RCS Capital Management is exchanging its services for the risk and rewards based upon the ultimate profitability of the Company in order to share in future dividends as well as stock price appreciation. LTIP Units are subject to being earned based on achieving certain performance criteria based on total return, vesting and are forfeitable if not earned and vested. The LTIP Units will be earned if they meet certain specified total return targets (which take into account market price of the Class A Common Stock and distributions) measured on the first, second and third anniversaries of the Commencement Date, and vesting on the third, fourth and fifth anniversaries of the Commencement Date.

•	RCS Capital Management is entitled to distributions on the LTIP Units. Until such time as an LTIP Unit is earned in accordance with the provisions of the OPP, the LTIP Unit is entitled to distributions equal to 10% of the distributions on Class A Units of RCS Holdings. After an LTIP Unit becomes fully earned, it will be entitled to a catch-up distribution equal to the difference between the distributions paid on a share of Class A Unit and the distribution paid on the LTIP Unit.

•	The LTIP Units are convertible into Class A Units of RCS Holdings. At the time RCS Capital Management’s capital account with respect to an LTIP Unit is economically equivalent to the average capital account balance of the Class A Units and the Class C Units of RCS Holdings and the LTIP Unit has been earned and it has been vested for 30 days, the LTIP Unit will automatically convert into a Class C Unit on a one-to-one basis. The Class C Units have the same rights, privileges and obligations associated with Class A Units of RCS Holdings (other than voting rights) but will be exchangeable for shares of Class A common stock on a one-to-one basis pursuant to an exchange agreement to be entered into.

April 23, 2014

•	Upon a liquidation of RCS Holdings, if any LTIP Units remain outstanding, have not previously been converted and are not forfeited, the holder of those LTIP Units would be entitled to its proportionate share of the liquidating proceeds of RCS Holdings based on its capital account, as adjusted to take into account the special allocation of any gain realized on the liquidation of RCS Holdings’ assets or the unrealized gain on any assets distributed in kind (and allocable to the holder of LTIP Units). This would be the case regardless of whether or not the LTIP Units would have been earned at the time of liquidation and regardless of whether the capital accounts are economically equivalent. However, the OPP provides that the committee of the board of directors of the Company that oversees the OPP shall, in certain situations including liquidation, “make equitable or proportionate adjustment and take such other action as it deems necessary” to maintain the LTIP Unit holder’s rights under the OPP.

We also provide the following response to your additional questions concerning when the LTIP Units become economically equivalent to LTIP Units and the book-up of capital accounts of LTIP Units:

•	In order to provide the holders of LTIP Units with the ability to have the same rights as holders of Class A Units and Class A common stock and liquidity, LTIP Units are designed to be convertible into Class C Units which are further exchangeable for shares of Class A common stock of the Company on a one-to-one basis. In order to allow LTIP Units to convert to Class C Units there must be “economic equivalence” between the LTIP Units and the Class A Units (which are economically the same as Class C Units). “Economic equivalence” is determined based on capital accounts.

•	The capital account of a holder of LTIP Units is adjusted in the same manner as the capital account of a holder of Class A Units (i.e., in connection the allocation of income, gain, losses and deductions and the distribution of proceeds from the partnership). Capital accounts can also be adjusted (solely for tax purposes) to reflect unrealized appreciation in the value of a partnership’s assets. This is what is referred to as a “book-up” of a capital account.

•	The capital accounts of the partners in a partnership can be booked-up in the following circumstances under regulations under the Internal Revenue Code of 1986, as amended: (1) a capital contribution (other than a de minimis contribution) to the partnership (e.g., if the Company were to raise capital by issuing new stock in the market and contribute the proceeds to RCS Holdings), (2) the distribution by the partnership to a partner of partnership assets as consideration for the repurchase or redemption of a partnership interest (e.g., if a redemption of Class A Units in RCS Holdings corresponded with a redemption of Class A common stock of the Company), (3) the liquidation of the partnership, and (4) the grant of a partnership interest as consideration for the provision of services to or for the benefit of the partnership (e.g,. the grant of additional LTIP Units). It is in the managing member’s (i.e., the Company) discretion to determine if and when to book-up the capital accounts of the partners; however, a book-up generally is allowed and would be done if it is necessary or appropriate to determine the relative economic interests of the partners.

April 23, 2014

•	When an event occurs that permits RCS Holdings’ assets to be booked up, RCS Holdings can revalue its assets and any increase in the value of the assets that had not previously been realized and this unrealized gain is then allocated to the capital accounts of RCS Holdings’ members.

•	In the absence of a special allocation, book-up gain would be allocated in the same manner as actual gain is allocated under a partnership agreement. However, under RCS Holdings’ operating agreement, the holder of LTIP Units is entitled to a priority special allocation of book-up gain (and actual gain) until its capital account for its LTIP Units is equal to the average capital account associated with the Class A and Class C Units. Accordingly, the book-up gain will first be allocated to the LTIP Units prior to their allocation to Class A and Class C Units. This would result in an increase in the capital account of the LTIP Units until they are equivalent to the Class A and Class C Units.

•	In the event the capital account with respect to an LTIP Unit is equal to the average capital account of the Class A and Class C Units, and certain other conditions are met (i.e., the LTIP Unit is earned and vested), the LTIP Unit will automatically convert into a Class C Unit. The conversion is determined on a unit-by-unit basis.

•	As a member, a holder of LTIP Units would be entitled to information concerning its capital account and the capital account would be included on its K-1, which is issued annually.

The exchange of Class C Units for Class A common stock would be a fully taxable event to the holder of Class C Units in an amount equal to the value of the Class A common stock received (currently taxed at capital gain rates).  Accordingly, a holder of Class C Units generally would convert Class C Units to Class A common stock at the time the holder intends to sell Class A common stock.

April 23, 2014

Notes to Consolidated Financial Statements, page F-116
Note 14 - Income Taxes, page F-126

38.	Please refer to our prior comment 75. We note your response that you had taxable net income in three of the past four years; however, we note that you recorded an income tax benefit related to losses during two of the past four years. We further note that you have been in a net benefit position since 2007 and your losses have continued into the interim period ended December 31, 2013. Therefore, it remains unclear how you have concluded that based on past results, you will have sufficient taxable income to utilize the benefit of your deferred tax assets. Please address following:

•	Disclose in more detail the methodology and assumptions used to determine the amount of the current valuation allowance.

Disclosures within Amendment No. 2 of the S-1 have been updated for enhanced clarity on methodology and assumptions. Upon SEC’s acceptance, ICH will reflect such disclosures in its comparative Form 10K for the fiscal year ended March 31, 2014 scheduled to be filed in June 2014.

•	Disclose in more detail how this positive and negative evidence was weighted.

Disclosures within Amendment No. 2 of the S-1 have been updated for more detail of both positive and negative evidence used at March 31, 2013 and December 31, 2013. Upon SEC’s acceptance, ICH will reflect such disclosures in its comparative Form 10K for the fiscal year ended March 31, 2014 scheduled to be filed in June 2014.

•	Disclose when the carry forwards expire.

Disclosures within Amendment No. 2 of the S-1 have been updated to disclose the net operating loss carryforwards and expiration dates. Upon SEC’s acceptance, ICH will reflect such disclosures in its comparative Form 10K for the fiscal year ended March 31, 2014 scheduled to be filed in June 2014.

•	Tell us how many years ICH is projecting to have income in order to fully utilize all of their unreserved deferred tax assets and quantify the total amount of pre-tax income needed.

ICH is projecting to have sufficient US GAAP pre-tax income to realize the net deferred tax asset of $1.1 million. See ICH taxable income (loss) and US GAAP pre-tax income projections at Schedule A.1 and A.2.

•	As part of the negative evidence considered, tell us how ICH considered that they have been in a cumulative net loss position not just for the past three years but since 2001.

Generally, ICH considers three and up to five years of historical pre-tax net income or loss to evaluate positive and negative evidence for realization of deferred tax assets, as it is more closely indicative of current performance. ICH compiled historical financial data from 2001 – 2013 to outline its gross and net current and deferred tax provision (benefit) and taxable income (loss) per its Federal income tax returns. See Schedule B.

April 23, 2014

•	In your response, you state that ICH had taxable income in two of the three years during the period March 31, 2009 to March 31, 2011. However, per ICH’s Forms 10-K filed June 28, 2010 and May 20, 2011, their disclosure indicates that they recorded a net tax benefit during two of those three periods. Please reconcile this apparent inconsistency.

As disclosed on Schedule B, ICH had taxable income and reported a current taxable provision for each of the fiscal years ended March 31, 2011 and 2010.

•	Your response appears to indicate ICH is looking to future taxable income to realize the carry forward of $1.7 million rather than other tax planning strategies, but that they do not expect future taxable income to be sufficient for them to realize all of this amount. If true, tell us in detail how they determined that a partial valuation allowance was appropriate under ASC 740.

At March 31, 2012, ICH recorded a valuation allowance of approximately $489,000. ICH considered both the positive and negative evidence and recorded a partial valuation allowance equal to the non-carryback claim amount of the NOL and other carryforwards. This is due to the potential expirations of the various carryforwards. ICH believed that it would generate significant taxable income to realize the tax benefits of deferred tax assets, less the valuation allowance, at March 31, 2012.

Throughout the fiscal year ended March 31, 2013, ICH reported US GAAP and taxable income.  Due to a carryback claim, ICH realized approximately $664,000 of the NOL portion of its DTA. ICH considered factors to determine whether to record a full release of the partial valuation allowance, or adjust that valuation allowance to represent the net NOL balance of approximately $112,000.  See Schedule C.1 and C.2.  In consideration of qualitative factors of continued cumulative US GAAP losses, despite the current period’s profitability and taxable income, ICH made a final judgment not to reduce the partial valuation allowance at March 31, 2013.

Just as with the initial recording of a valuation allowance, there are no bright lines or formulas for purposes of evaluating whether a valuation allowance is still required, and the exercise of professional judgment is necessary, per ASC 740, per Paragraph 6.6.6 of Ernst & Young September 2013 Comprehensive Guide, Income Taxes (attached to this letter as Schedule D).

Upon further evaluation at December 31, 2013, the ICH’s position was that it had sufficient future taxable income to realize its deferred tax assets but with current period book and taxable loss projections (see Schedule A.1), ICH determined that a full or partial reduction of the allowance was not warranted.

ICH’s taxable income projections from March 31, 2015 through March 31, 2017 are forecasted to generate taxable income (see Schedule A.1), therefore ICH is more likely than not to realize the future benefits of the DTA. ICH anticipates a reduction in legal accruals in 2015 and thereafter, and expects this trend to continue in 2016. Additionally, ICH will begin to reverse its deferred compensation DTA component in the future as advisers near retirement and begin taking scheduled cash distributions from the deferred compensation plan.  Finally, ICH expects to release the valuation allowance during the fiscal year ended March 31, 2015.

ICH projects it will achieve sufficient taxable income through fiscal 2017 to fully realize its DTA based on projected US GAAP and taxable income.  Furthermore, post-merger ICH may realize even greater economic benefits that, when combined with decreased and or eliminated expenses, may translate into increased taxable income beyond the ICH’s current projections.

April 23, 2014

•	Clarify for us the magnitude of the items that caused a US GAAP loss but were not deductible for tax purposes such that ICH considers itself to be in a taxpayer position.

As of December 31, 2013, ICH had incurred approximately $0.9 million in non-deductible transaction costs to facilitate this proposed transaction.  Furthermore, based on preliminary  March 31, 2014 results, ICH anticipates non-deductible transaction costs to be approximately $1.15 million (see schedule A.1). These costs are not part of the ordinary business expenses of ICH, and are not deductible for income tax purposes as defined by Treasury Regulation Sec. 1.263(a)-5.

•	Tell us whether ICH has implemented any significant changes in their business model as of the balance sheet dates presented that would have a significant impact on the level of future taxable income.

ICH has not made significant changes to its business model. ICH’s main focus is the increase of revenue in current lines of business and development of new lines of business through the utilization of current available resources, the infusion of equity capital and subordinated long term debt. The proposed transaction may also impact ICH’s current business model. ICH expects that as a result of the transaction it will have significantly increased revenues that will increase in a shorter time period, from additional resources to invest in current lines of business and development of new lines of business. In addition, it is expected that there will be a decrease or elimination in administrative expenses that will be duplicative in the combined business entities that will result from the transaction. Therefore, ICH expects that it will generate income from operations and net income in future periods as a result of the transaction.

April 23, 2014

We thank you for your prompt attention to this letter responding to the April 11 Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to James Gerkis at (212) 969-3135.

Sincerely,

/s/ James P. Gerkis

James P. Gerkis
Proskauer Rose LLP

Schedule A.1

ICH
Taxable Income PROJECTIONS
	Fiscal year end March 31,
	2014 Preliminary	2015	2016	2017
BOOK INCOME (LOSS) - forecasted (see Schedule A.2)	$(2,650,000)	$1,334,000	$2,341,000	$3,551,000

Income Tax benefit (provision)	$(850,000)	$890,000	$1,561,000	$2,367,000
PRE-TAX BOOK INCOME (LOSS)	$(3,500,000)	$2,224,000	$3,902,000	$5,918,000

Permanent items:
RCS Tran. Costs (Legal and Profession)	$1,150,000	$-	$-	$-
Meals and Entertainment	$68,691	$70,000	$80,000	$90,000
Club Dues (officer)	$9,500	$-	$-	$-
Auto	$912	$-	$-	$-
Increase in Cash Surrender Value	$(31,123)	$(30,000)	$(20,000)	$(10,000)
Restricted stock	$(195,468)	$(200,000)	$(200,000)	$(190,000)
Total Permanent Items:	$1,002,512	$(160,000)	$(140,000)	$(110,000)

Temporary differences:
NQ Deferred Comp Plan	$474,180	$325,000	$350,000	$300,000
Restricted stock	$116,000	$120,000	$120,000	$110,000
Internally Developed Software	$51,318	$45,000	$35,000	$25,000
Depreciation	$38,350	$40,000	$30,000	$20,000
Charitable contributions	$14,853	$15,000	$10,000	$10,000
Amortization/Capitalization	$(1,957)	$(2,000)	$(1,500)	$(1,000)
Intangibles	$(2,167)	$(2,500)	$(2,000)	$(1,500)
Accrued Legal - Settlement Reserve	$(29,511)	$(700,000)	$(200,000)	$(200,000)
Unrealized Gain/loss	$(41,962)	$(40,000)	$(30,000)	$(20,000)
Allowance for Bad debt	$(54,117)	$(50,000)	$(50,000)	$(50,000)

Total Temporary/Timing Items:	$564,988	$(249,500)	$261,500	$192,500

PROJECTED TAXABLE INCOME (LOSS)	$(1,932,500)	$1,814,500	$4,023,500	$6,000,500

NOTE: Excludes stub-short period income tax return & analysis; April 1, 2014 thru deal close; date TBD. Also, forecasts prepared using ICH FYE March.

Schedule A.2

ICH Forecasts of US GAAP Income (loss)

	Forecast	Forecast	Forecast
	2015	2016	2017
Revenue:
Commissions	$79,152,931	$87,859,754	$96,645,729
Advisory fees	20,592,721	23,063,848	25,139,594
Ticket charges	2,983,803	3,312,022	3,643,224
Other fee income	1,953,105	2,050,760	2,153,298
Other revenue	2,100,546	2,289,595	2,495,659
Total revenue	106,783,107	118,575,979	130,077,504

Expenses:
Commissions and advisory fees	82,490,163	91,914,280	100,902,355
Compensation and benefits	7,110,925	7,822,018	7,822,018
Regulatory, legal and professional services	5,608,648	5,400,000	5,328,215
Brokerage, clearing and exchange fees	1,622,021	1,719,342	1,719,342
Execution costs	2,983,803	3,312,022	3,643,224
Technology and communications	1,366,997	1,366,997	1,366,997
Marketing and promotion	1,831,309	1,664,826	1,831,309
Occupancy and equipment	550,000	550,000	550,000
Other administrative	779,017	779,017	779,017
Interest	216,563	216,563	216,563
Total operating expenses	104,559,446	114,673,280	124,159,040

Operating income (loss)	2,223,661	3,902,699	5,918,465

(Benefit) provision for income taxes- 40% est	889,464	1,561,079	2,367,386

Net income (loss)	$1,334,197	$2,341,619	$3,551,079

NOTE: Forecasts do not include post-merger economic benefits, only eliminated costs resulting from closing of proposed acquisition.

NOTE: Excludes incentive compensation bonus accrual.

Schedule B

ICH
March 31,	Current tax provision (benefit)	Deferred tax provision (benefit)	Provision (benefit) for income taxes	Taxable income (loss) Form 1120	US GAAP Income (loss) per Form 10K
2001	$(3,000)	17000	$14,000	**********	$(104,306)
2002	$170,179	$(44,930)	$125,249	**********	$4,137
2003	$121,829	$59,962	$181,791	$297,541	$115,891
2004	$701,343	(91,425)	$609,918	$1,534,319	$790,413
2005	$438,864	$(169,831)	$269,033	$795,070	$619,109
2006	$520,171	$(98,843)	$421,328	$1,198,885 **	$449,638
2007	$1,543	$(631,833)	$(630,290)	$(49,571)	$(1,084,066)
2008	$(187,959)	$217,063	$29,104	$(501,483)	$(661,458)
2009	$12,991	$(351,658)	$(338,667)	$(150,618)	$(1,829,999)
2010	$275,958	$259,177	$535,135	$688,457	$321,538
2011	$267,870	$(380,000)	$(112,130)	$307,044	$(910,130)
2012	$-	$(331,236)	$(331,236)	$(2,014,447)	$(2,331,829)
2013	$(270,814)	$490,530	$219,716	$998,589	$366,292

*********** do not have on file

** Per consolidated provision workpaper tax return not on file.

Schedule C.1

ICH
Deferred Tax Asset - Net Operating Loss roll forward

NOL, March 31, 2012	$775,958

cARRYBACK TO 2010 AND 2009 TAX RETURNS	(287,260)

NOL applied in 2013	(376,630)

NOL Balance March 31,2013 per 10K	$112,068

NOL's, April, 2013 - December 31, 2013	245,530

NOL, December 31, 2013 per 10-Q	$357,598

Schedule C.2

ICH
DEFERRED TAX ASSET SCHEDULE
	December 31,	March 31,	March 31,
	2013	2013	2012
Deferred tax assets (liabilities):
Assets:
Accrued legal and settlements	$357,610	$533,124	$501,088
Deferred compensation	1,360,533	$926,715	$692,833
Net operating losses	357,598	$112,068	$775,958
Other (Amortization & Contribution carryover)	25,602	$83,491	$68,588
Depreciation	11,459	$(25,336)	$96,686
Total assets	$2,112,802	$1,630,062	$2,135,153

Liabilities:
Miscellaneous liabilities (unrealized gain)	(39,892)	$(81,885)	$(96,446)

Valuation allowance	(488,698)	$(488,698)	$(488,698)

Total deferred tax assets, net	$1,584,212	$1,059,479	$1,550,009

SCHEDULE D

(extract from Ernst & Young September 2013 Comprehensive Guide, Income Taxes)

6.6.6 Considerations for the release of a valuation allowance (updated October 2011)

The assessment of the realizability of deferred tax assets and the corresponding need for a valuation allowance is often one of the more challenging aspects of accounting for income taxes. Part of this challenge is that the evaluation of the realizability of deferred tax assets is a judgmental evaluation that requires a preparer and auditor to apply the more-likely than not framework in ASC 740 to real life situations.

We have received numerous inquiries as to whether ASC 740 requires a different model or criteria to be applied when evaluating whether a preexisting valuation allowance continues to be required versus assessing whether a valuation allowance is needed for the first time. The answer is no. That is, the model for evaluating whether a valuation allowance is required is the same despite whether a valuation allowance already exists. ASC 740 simply established a framework for evaluating the realizability of deferred tax assets and that framework is required to be applied in assessing whether a valuation allowance is needed for the first time or whether an existing valuation allowance should be maintained or reversed. That being said, often the key difference in applying the model in these situations is the extent of positive and negative evidence that exists and the effect that evidence has on an entity’s ability to rely on projections of future taxable income as the sole source to realize a deferred tax asset. In the case of a preexisting valuation allowance, an entity has likely experienced significant negative evidence that prevented it from relying on projections of future taxable income sufficient to realize the deferred tax asset. That negative evidence may have included a period of past losses. In that case, the negative evidence was so significant that it previously prevented the entity from relying on projections of future taxable income. In order to determine that a valuation allowance is no longer required (i.e., the deferred tax asset is realizable) based solely on projections of future taxable income, the entity would have to weigh all negative evidence (including past operating losses) against positive evidence to determine if it is appropriate to rely on projections of future taxable income at this time.

Just as with the initial recording of a valuation allowance, there are no bright lines or formulas for purposes of evaluating whether a valuation allowance is still required, and the exercise of professional judgment is necessary. For instance, the existence of cumulative losses is not a bright-line, “on/off switch” related to the ability to rely on projections of future taxable income and the corresponding need for or elimination of a valuation allowance (see Section 6.6, Evaluation of positive and negative evidence). As a result, the determination of whether a company is, or is not, in a cumulative loss position does not, in itself, result in a conclusion with respect to the realizability of deferred tax assets. If an entity has recently returned to profitability after a period of loss, the entity would need to evaluate whether the return to profitability is sufficient positive evidence to overcome the negative evidence of past losses. This is a facts and circumstances evaluation that would consider the severity and duration of past losses, the degree and duration of the return to profitability, the contributing factors leading to both losses and income, the stability of the current economic environment and whether the pattern of profitability is sufficient to overcome the historical pattern of losses. The longer and more severe the history of losses, the more positive evidence that would be needed to determine that projections of future taxable income can be relied on. For example, when an entity has experienced an uncertain operating environment characterized by a period of recurring losses, it will not be unusual that a demonstrated ability to operate profitably for a recurring annual period as well as evidence of a more stable operating environment will generally be needed to overcome such evidence.

Schedule E

Example No. 1

EPS impact for LTIP Units

For the quarter ended December 31, 2013

Basic EPS:
Net income	$33,980,795.00	Q4 net income after taxes
Less:
Dividends to Class A shareholders	$(450,000.00)	$0.18 per Class A share
Dividends to LTIP Units	$-	No dividends paid - waived by the LTIP Unit holders.
Dividends to Class B Units	$(20,000,000.00)
Undistributed income	$13,530,795.00

Allocation to undistributed income to LTIP units	$-	No allocation of income to LTIP units beyond the 10% of Class A dividend, which were waived by the LTIP Unit holders.

Allocation to Class A shareholders	$1,311,323.00	(a) [9.4% of the pre-tax net income of the OpSubs, tax-effected since RCAP is a C-Corporation, less any distributed earnings shown above]

Allocation to Class B Units	$12,219,472.00	90.6% of the pre-tax net income of the OpSubs (no tax impact since the income from the OpSub LLCs are distributed directly to RCAP Holdings), less any distributed earnings shown above

Shares used in basic computation	2,500,000.00	(b)

Undistributed income per Class A share	0.52	(a) / (b)
Distributed income per Class A share	0.18
Basic EPS (Class A share)	0.70

Diluted EPS:
Net income (distributed and undistributed) to Class A	$1,761,323.00

Shares used in diluted computation	2,500,000.00

Diluted EPS	0.70

Basic share computation
Class A shares outstanding (full quarter)	2,500,000.00	No changes in Class A shares during the quarter

Diluted share computation
Class A shares outstanding (full quarter)	2,500,000.00

LTIP Units (if-converted)	-	LTIP Units have not met the economic equivalence, and therefore are not deemed to be convertible.
	2,500,000.00

Check
As reported (full year) EPS (basic & diluted)	1.04	Per Form 10-K filed on 2/28/2014

Basic and diluted EPS per above (for Q4)	0.70
Basic and diluted EPS per Q3 10-Q (June 2013 to September 2013)	0.34	Per Form 10-Q filed on 11/13/2013
Total EPS for the period ended 12/31/13	1.04
Check	0.00

Applicable guidance:
Basic EPS: 260-10-45-59A through 61A
Diluted EPS: 260-10-45-44

Conclusion:

Based on our review of the accounting guidance referenced above, although the LTIP Units are deemed to be participating securities, there is no impact on basic EPS due to the waiver of allocations of income and dividends for 2013 by the LTIP Unit holders.

The shares utilized in the diluted EPS computation is not impacted due to the LTIP Units not achieving economic equivalence (deemed to be a substantive non-market-based contingency, as defined in ASC 260-10-45-44).

Example No. 2

EPS impact for LTIP Units

For the quarter ended March 31, 2014 (hypothetical scenario)

Assumptions:
a.	Exchange of Class B Units to Class A Units occurred at the beginning of the period (for simplification of the scenario).
b.	Based on the total return computation, the LTIP Units have met the total return threshold (calculated as of 3/31/14), however they are not earned until 6/4/14.
c.	The LTIP Units have not attained economic equivalence.

Basic EPS:
Net income	$25,000,000.00	Assumed net income
Less:
Dividends to Class A shareholders	$(4,769,999.82)	$0.18 per Class A share
Dividends to LTIP Units	$(23,850.00)	$0.18 (x) 10% per LTIP Units
Undistributed income	$20,206,150.18

Allocation to undistributed income to LTIP units	$-	No allocation of income to LTIP units beyond the 10% of Class A dividend, plus any catch-up dividends
Allocation to Class A shareholders	$20,206,150.18	(a)

Shares used in basic computation	26,499,999.00	(b)

Undistributed income per Class A share	0.76	(a) / (b)
Distributed income per Class A share	0.18
Basic EPS (Class A share)	0.94

Diluted EPS:
Net income (distributed and undistributed) to Class A	$24,976,150.00

Shares used in diluted computation	26,499,999.00

Diluted EPS	0.94

Basic share computation
Class A shares outstanding (full quarter)	26,499,999.00	Assumed no changes in Class A shares during the quarter

Diluted share computation
Class A shares outstanding (full quarter)	26,499,999.00

LTIP Units (if-converted)	-	LTIP Units have not met the economic equivalence, and therefore are not deemed to be convertible.
	26,499,999.00

Applicable guidance:
Basic EPS: 260-10-45-59A through 61A
Diluted EPS: 260-10-45-44

Conclusion:

Based on our review of the accounting guidance referenced above, basic EPS is computed based on the two-class method.

Although the total return threshold has been met, the shares utilized in the diluted EPS computation is not impacted due to the LTIP Units not achieving economic equivalence (deemed to be a substantive non-market-based contingency, as defined in ASC 260-10-45-44).

Example No. 3

EPS impact for LTIP Units

For the quarter ended June 30, 2014 (hypothetical scenario)

Assumptions:
a.	Based on the total return computation, the LTIP Units have met the total return threshold as of 6/4/14, and 440,000 Units (hypothetical) are earned.
b.	The LTIP Units have not attained economic equivalence.
c.	The Company has the ability to continue paying an $0.18 per Class A share dividend and the catchup distributions on the earned LTIP Units

Basic EPS:
Net income	$25,000,000.00	Assumed net income
Less:
Dividends to Class A shareholders	$(4,769,999.82)	$0.18 per Class A share
Dividends to LTIP Units	$(404,010.00)	(i) 885,000 LTIP Units at 10% of the $0.18 for the 6/2014 dividend, (ii) 440,000 earned LTIP Units 90% catch-up dividend for the 3/2014 dividend, (iii) 440,000 earned LTIP Units 100% $0.18 dividend for the 6/2014 dividend, and (iv) 440,000 earned LTIP Units 100% $0.18 dividend for the three 2013 $0.18 dividends
Undistributed income	$19,825,990.18

Allocation to undistributed income to LTIP units	$-	No allocation of income to LTIP units beyond the 10% of Class A dividend, plus any catch-up dividends
Allocation to Class A shareholders	$19,825,990.18	(a)

Shares used in basic computation	26,499,999.00	(b)

Undistributed income per Class A share	0.75	(a) / (b)
Distributed income per Class A share	0.18
Basic EPS (Class A share)	0.93

Diluted EPS:
Net income (distributed and undistributed) to Class A	$24,595,990.00

Shares used in diluted computation	26,499,999.00

Diluted EPS	0.93

Basic share computation
Class A shares outstanding (full quarter)	26,499,999.00	Assumed no changes in Class A shares during the quarter

Diluted share computation
Class A shares outstanding (full quarter)	26,499,999.00

LTIP Units (if-converted)	-	LTIP Units have not met the economic equivalence, and therefore are not deemed to be convertible.
	26,499,999.00

Applicable guidance:
Basic EPS: 260-10-45-59A through 61A
Diluted EPS: 260-10-45-44

Conclusion:

Based on our review of the accounting guidance referenced above, basic EPS is computed based on the two-class method.

Although the total return threshold has been met, the shares utilized in the diluted EPS computation is not impacted due to the LTIP Units not achieving economic equivalence (deemed to be a substantive non-market-based contingency, as defined in ASC 260-10-45-44).

Example No. 4

EPS impact for LTIP Units

For the quarter ended September 30, 2014 (hypothetical scenario)

Assumptions:
a.	Based on the total return computation, the LTIP Units have met the total return threshold as of 6/4/14 and calculated as of 9/30/14, no additional Units are earned till 6/4/15.
b.	The LTIP Units have attained economic equivalence.
c.	The Company has the ability to continue paying an $0.18 per Class A share dividend and assumes that the catchup distribution on LTIP Units was previously paid.

Basic EPS:
Net income	$25,000,000.00	Assumed net income
Less:
Dividends to Class A shareholders	$(4,769,999.82)	$0.18 per Class A share
Dividends to LTIP Units	$(95,130.00)	(i) 885,000 LTIP Units at 10% of the $0.18 for the 9/2014 dividend, (ii) 440,000 earned LTIP Units 100% $0.18 dividend for the 9/2014 dividend
Undistributed income	$20,134,870.18

Allocation to undistributed income to LTIP units	$-	No allocation of income to LTIP units beyond the 10% of Class A dividend, plus any catch-up dividends
Allocation to Class A shareholders	$20,134,870.18	(a)

Shares used in basic computation	26,499,999.00	(b)

Undistributed income per Class A share	0.76	(a) / (b)
Distributed income per Class A share	0.18
Basic EPS (Class A share)	0.94

Diluted EPS:

Net income	$25,000,000.00	All allocations and dividends to LTIP Units added back (assumed full conversion)

Shares used in diluted computation	27,824,999.00

Diluted EPS	0.90

Basic share computation
Class A shares outstanding (full quarter)	26,499,999.00	Assumed no changes in Class A shares during the quarter

Diluted share computation
Class A shares outstanding (full quarter)	26,499,999.00

LTIP Units (if-converted)	1,325,000.00	LTIP Units have met the economic equivalence threshold, and therefore are deemed to be convertible.
	27,824,999.00

Applicable guidance:
Basic EPS: 260-10-45-59A through 61A
Diluted EPS: 260-10-45-44

Conclusion:

Based on our review of the accounting guidance referenced above, basic EPS is computed based on the two-class method.

The shares utilized in the diluted EPS computation are increased by the 1,325,000 LTIP Units due to the fact that the LTIP Units achieved economic equivalence (deemed to be a substantive non-market-based contingency, as defined in ASC 260-10-45-44).